Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253432

PROSPECTUS ADDENDUM (to Prospectus Supplement dated October 24, 2019 and Prospectus dated March 4, 2022)

UBS AG

ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN

Series B due October 21, 2049

This prospectus addendum relates to the ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049 (the “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series B”. This prospectus addendum and the Prospectus Supplement dated October 24, 2019 (the “original prospectus supplement”) will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a prospectus supplement that was attached to a “base” prospectus.

UBS AG has prepared a new “base” prospectus dated March 4, 2022. This new base prospectus replaces the prior base prospectus. Because the terms of your ETRACS otherwise have remained the same except as set forth in this addendum, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your ETRACS, which gives the specific terms of your ETRACS, together with the base prospectus dated March 4, 2022. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated as of a date prior to March 4, 2022, or to any sections of the prior base prospectus, should refer instead to the base prospectus dated March 4, 2022, or to the corresponding section of that base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated as of a date prior to March 4, 2022, you should use the following website link to access the base prospectus dated March 4, 2022: https://www.sec.gov/Archives/edgar/data/0001114446/000119312522066322/d319986d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated as of a date prior to March 4, 2022 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the March 4, 2022 base prospectus.

Risk Factors

The following summary supplements the section entitled “Risk Factors” beginning on page S-22 of the original prospectus supplement and shall be deemed inserted therein to follow the first paragraph of such section.

Summary Risk Factors

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You may lose all or a substantial portion of your investment —The Securities are fully exposed to two times any monthly decline in the level of the Index and do not guarantee any return on your initial investment. If the compounded leveraged monthly return of the Index and any Coupon Amounts and/or any Stub Reference Distribution Amount you are entitled to receive are insufficient to offset the negative effect of , or if the compounded leveraged monthly return of the Index is negative, you may lose all or a substantial portion of your investment.

➢	Correlation and compounding risk — A number of factors may affect the Security’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the Security will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the Securities for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for the applicable fees. In particular, significant adverse monthly performances of your Securities may not be offset by subsequent beneficial monthly performances of equal magnitude.

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Leverage risk — Since the Securities are two times leveraged long with respect to the Index, you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the combined negative effect of the applicable fees. However, the leverage of the Securities may be greater or less than 2.0 during the periods between Monthly Reset Dates and/or Loss Rebalancing Reset Dates.

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Market risk — The return on the Securities, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index. The return on the Index is measured by the Index Closing Level, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including domestic or global health events, including the outbreak of contagious or pandemic diseases, such as the recent coronavirus (COVID-19)) that affect the markets generally.

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Credit of issuer — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by UBS Switzerland AG or any other third party. Payments on the Securities depend on UBS’s ability to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect their market value, if any, of the Securities, and you may not receive any amounts owed to you under the terms of the Securities if UBS defaults on its obligations.

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Sector and industry concentration risks associated with the Index Constituents — The Securities will be more exposed to losses in certain industries or sectors to the extent that the Index Constituents are concentrated in such industries or sectors. As a result, the Securities may be subject to loss due to adverse occurrences that affect such industries or sectors, even if general market conditions are favorable. The Index Constituent Securities and their weightings will vary over time, and thus the sector concentrations (and the level of such concentrations) will change over time and will not be limited to the particular sectors and industries discussed below.

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You are not guaranteed a coupon payment — You will not receive a coupon payment on a Coupon Payment Date if the Index Constituent Securities do not pay any cash distributions and the Reference Distribution Amount, calculated as of the corresponding Coupon Valuation Date is zero. Similarly, the Stub Reference Distribution Amount (including as part of the Cash Settlement Amount, Redemption Amount, Call Settlement Amount or Acceleration Amount, as applicable) may be zero if the Index Constituent Securities do not pay any cash distributions during the applicable period.

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Potential acceleration — In the event the intraday indicative value of the Securities is equal to $2.00 or less on any Index Business Day (the Indicative Value Optional Acceleration Trigger) the Securities may be accelerated and redeemed by UBS, at its option, and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Valuation Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $2.00 per Security and may be zero if the level of the Index continues to decrease during trading on one or more Index Business Days during the Acceleration Valuation Period as measured by the Index Performance Ratio on one or more Index Business Days during the Acceleration Valuation Period. In addition, if the Securities are accelerated and redeemed by UBS, at its option, you will not benefit from any subsequent increase in the Index Closing Level after the end of the Acceleration Valuation Period, even if such increase occurs prior to the Acceleration Settlement Date. If the Securities undergo a split or reverse split, the Indicative Value Optional Acceleration Trigger will be adjusted (i.e. it will not remain at $2.00).

➢	Decreases in the Current Principal Amount may result in a reduction in the Coupon Amount even if the gross cash distributions on the Index Constituent Securities remain constant or increase over time

— Coupon Amounts are determined based on the gross cash distributions that a Reference Holder would have been entitled to receive in respect of the Index Constituent Securities held by such Reference Holder on the record date with respect to any Index Constituent Security, and the number of Index Constituent Securities depends on the Current Principal Amount. Accordingly, decreases in the Current Principal Amount may reduce Coupon Amounts even if gross cash distributions on the Index Constituent Securities increase.

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A trading market for the Securities may not be sustained — Although the Securities are listed on NYSE Arca, we are not required to maintain this listing on NYSE Arca or list the Securities on any other exchange, and the trading market for the Securities may not be sustained. Certain affiliates of UBS may engage in limited purchase and resale transactions in the Securities, although they are not required to and may stop at any time. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the Securities set forth on the cover of this prospectus. We may issue and sell additional Securities from time to time and we may suspend or cease sales of the Securities at any time, at our discretion. Therefore, the liquidity of the Securities may be limited.

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Requirements upon early redemption — Redemptions are subject to minimum redemption amount of 50,000 Securities and the payment you receive upon early redemption will be reduced by the Redemption Fee Amount unless we waive these requirements in our sole discretion.

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Your redemption election is irrevocable — You will not know the Redemption Amount when you elect to request to redeem your Securities and you will not be able to rescind your election to redeem your Securities after we receive your redemption notice. Nor will you know whether we will elect to accelerate the Redemption Valuation Date to the date we receive your notice. Accordingly, you will be exposed to market risk from the time we receive your redemption notice through the time the Redemption Amount is determined.

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Limited performance history — The return on the Securities is linked to the performance of the Index, which was launched on September 18, 2014. As a result, the Index has a limited performance history, and the future performance of the Index is uncertain. Estimated historical data prior to September 18, 2014 has been simulated by applying the Index’s calculation methodology to historical levels of the Index Constituent Securities included in the Index. No future performance of the Index can be predicted based on the estimated historical or the historical returns described in this prospectus supplement.

➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation.

➢	UBS’s Call Right —If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO U.K. RETAIL INVESTORS

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“U.K.”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “U.K. PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the U.K. has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the U.K. may be unlawful under the U.K. PRIIPs Regulation.

UBS AG, UBS Securities LLC or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank

Prospectus Addendum dated March 8, 2022